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                                                                    EXHIBIT 21.1

                         Subsidiaries of the Registrant

1.     Neenah Foundry Company

       Neenah Transport, Inc. - wholly owned.
       Neenah Foreign Sales Corporation - wholly owned.
       Deeter Foundry, Inc. - wholly owned.
       Mercer Forge Corporation - wholly owned.
         A&M Specialties, Inc.
       Dalton Corporation - wholly owned.
         Dalton Corporation, Warsaw Manufacturing Facility. Dalton Corporation, Ashland Manufacturing Facility. Dalton Corporation, Kendallville Manufacturing Facility. Dalton Corporation, Stryker Manufacturing Facility.
       Advanced Cast Products, Inc. - wholly owned.
         Belcher Corporation.
         Peerless Corporation.
       Cast Alloys, Inc. - wholly owned.
         International Golf, S.A. de, C.V.
       Gregg Industries, Inc. - wholly owned.





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